UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-25663
NOTIFICATION OF LATE FILING	CUSIP NUMBER 27922X105

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		December 31, 2014

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ecosphere Technologies, Inc.
Full Name of Registrant.

N/A
Former Name if Applicable

3515 SE Lionel Terrace
Address of Principal Executive Office (Street and Number)

Stuart, FL 34997
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is awaiting the results of a third-party valuation of its ownership interest in Fidelity National Environmental Solutions, LLC in order to complete the presentation of its financial statements, and the analysis thereof.

In addition, the registrant is in the process of seeking bridge financing prior to a larger financing of a new subsidiary in order to roll out the technology the registrant has developed for a field of use. While no assurances can be given, the registrant’s management believes it will close the bridge financing in the next two weeks and that disclosure will permit the registrant to update the registrant’s shareholders on its plans.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael D. Harris	(561)	471-3507
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

Ecosphere Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2015	By:	/s/ Dennis McGuire
Dennis McGuire
		Title:	Chief Executive Officer

Exhibit A

2014 was a transitional year for the Company with the slowdown in the oil and gas business as the price of oil plummeted. In 2013, the Company sold portions of Fidelity National Energy Services LLC (“FNES”) to Fidelity National, Inc. in order to generate cash to focus on generating revenue from other fields of use for its patented Ozonix technology and develop other intellectual property. As the Company was selling part of FNES, its management realized that it had created exceptional value but that such value could not be recognized on its balance sheet under Generally Accepted Accounting Principles (“GAAP”). Management confirmed this by receiving a valuation from a New York Stock Exchange listed company, although that company would not let the Company share the valuation with the Company’s shareholders.

The Company is in the final stages of receiving another valuation for its intellectual property which it can share with its shareholders in its Form 10-K.

During 2014, the Company spent a significant amount of resources creating its new Ecos GrowCube product which is now completed and available to lease and also completed the first prototype of its patented Ecos PowerCube. The new valuations will support management’s commitment and decision in 2014 to develop and manufacture these two new products.

Management has not completed analysis of its financial statements, but, based on preliminary analysis, expects to report that total revenues for the fiscal year ended December 31, 2014 were $1,119,879, while total revenues for the fiscal year ended December 31, 2013 were $6,719,815. Management expects to report that net income (loss) for the fiscal year ended December 31, 2014 was $(11,496,463), while net income (loss) for the fiscal year ended December 31, 2013 was $19,169,458.